Hawaiian Bros Inc.
Report of Independent Auditor
and Consolidated Financial Statements
As of and for the Fiscal Years Ended
December 31, 2023 and December 25, 2022



HAWAIIAN BROS INC. AND SUBSIDIARIES
TABLE OF CONTENTS



Report of Independent Auditors

The Board of Directors and Management
Hawaiian Bros Inc. and Subsidiaries

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of Hawaiian Bros Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023 and December 25, 2022, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Hawaiian Bros Inc. and its subsidiaries as of December 31, 2023 and December 25, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Hawaiian Bros Inc. and its subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hawaiian Bros Inc. and its subsidiaries' ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hawaiian Bros Inc's. internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hawaiian Bros Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Moss Adams LLP

El Segundo, California
April 16, 2024

HAWAIIAN BROS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 25, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,589,807	$ 3,710,831
Accounts receivable	1,348,581	1,266,009
Note receivable	2,318,300	-
Inventories	216,782	391,346
Other current assets	556,027	2,083,251
Assets held for sale	-	13,213,062
Total current assets	7,029,497	20,664,499
Property and equipment, net	46,099,400	46,889,546
Operating lease right-of-use assets, net	54,001,960	50,626,347
Other assets	1,317,774	1,624,408
Total assets	$ 108,448,631	$ 119,804,800
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 4,120,097	$ 13,623,704
Accrued payroll and related liabilities	843,075	3,461,545
Accrued expenses and other liabilities	4,684,812	5,928,208
Current portion of contract liabilities	71,999	-
Current portion of operating lease liabilities	2,316,627	2,259,417
Current portion of finance lease liabilities	9,171	966,246
Current portion of long-term debt	3,339,043	5,718,443
Total current liabilities	15,384,824	31,957,563
Contract liabilities, less current portion	1,983,319	-
Operating lease liabilities, less current portion	58,233,752	53,168,660
Long-term debt, less current portion	40,598,458	46,363,354
Total liabilities	116,200,353	131,489,577
Stockholders' deficit:		
Common stock, $0.001 par value; 50,000,000 shares authorized; 35,248,308 and 31,687,114 issued and outstanding as of December 31, 2023 and December 25, 2022, respectively	34,383	31,688
Undesignated Preferred Stock, $0.001 par value; 5,000,000 shares authorized none issued or outstanding	-	-
Convertible Series A Preferred Stock, $0.001 par value; Liquidation preference of $20,169,871 as of December 31, 2023 and $20,169,871 as of December 25, 2022; 5,000,000 shares authorized; 2,500,001 shares issued and outstanding as of December 31, 2023 and December 25, 2022	2,500	2,500
Convertible Series B Preferred Stock, $0.001 par value; Liquidation preference of $1,950,258 as of December 31, 2023; 1,500,000 shares authorized; 767,056 issued and outstanding as of December 31, 2023	767	-
Paid-in capital	53,058,279	41,971,268
Accumulated deficit	(60,847,651)	(53,690,233)
Total stockholders' deficit:	(7,751,722)	(11,684,777)
Total liabilities and stockholders' deficit	$ 108,448,631	$ 119,804,800

The accompanying notes are an integral part of these consolidated financial statements.

HAWAIIAN BROS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended	
	December 31, 2023	December 25, 2022
Company restaurant revenues	$ 86,930,602	$ 99,562,204
Franchise revenues	2,552,475	-
Total revenues	89,483,077	99,562,204
Operating expenses:		
Restaurant operating expenses:		
Food, beverage, packaging	23,028,008	32,743,731
Labor	24,339,849	32,104,361
Occupancy and other operating costs	23,198,037	25,668,009
Total restaurant operating expenses	70,565,894	90,516,101
Selling, general and administrative expenses	18,505,390	24,313,450
Pre-opening expenses and start-up costs	3,186,821	5,483,585
Depreciation and amortization expense	5,739,110	5,653,298
Other operating (income) expense, net	(9,941,324)	478,318
Total operating expenses	88,055,891	126,444,752
Net operating income (loss)	1,427,186	(26,882,548)
Other income (expense), net:		
Interest expense, net	(6,451,142)	(5,780,686)
Other income, net	109,004	61,754
Total other income (expense), net	(6,342,138)	(5,718,932)
Loss before income tax provision	(4,914,952)	(32,601,480)
Income tax provision	174,717	68,301
Net loss	$ (5,089,669)	$ (32,669,781)

The accompanying notes are an integral part of these consolidated financial statements.

HAWAIIAN BROS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Convertible Series A Preferred Stock		Convertible Series B Preferred Stock		Paid-in Capital	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Deficit	Equity (Deficit)
Balance, December 26, 2021 (As Adjusted)	30,217,812	30,218	-	-	-	-	9,537,625	(19,354,698)	(9,786,855)
Forfeiture of restricted stock units	(298,764)	(299)	-	-	-	-	299	-	-
Proceeds from sale of Common Stock, net of offering costs of $628,680	1,545,739	1,546	-	-	-	-	6,305,422	-	6,306,968
Proceeds from sale of convertible Series A Preferred Stock	-	-	2,500,001	2,500	-	-	24,997,510	-	25,000,010
Issuance of restricted stock units	222,327	223	-	-	-	-	(223)	-	-
Stock-based compensation	-	-	-	-	-	-	1,130,635	-	1,130,635
Dividends	-	-	-	-	-	-	-	(1,665,754)	(1,665,754)
Net loss	-	-	-	-	-	-	-	(32,669,781)	(32,669,781)
Balance, December 25, 2022	31,687,114	$ 31,688	2,500,001	$ 2,500	-	$ -	$ 41,971,268	$ (53,690,233)	$ (11,684,777)
Debt to equity conversions	686,986	687	-	-	-	-	3,107,756	-	3,108,443
Forfeiture of restricted stock units	(389,848)	(1,219)	-	-	-	-	(5,833)	-	(7,052)
Proceeds from sale of Common Stock, net of offering costs of $381,926	1,583,752	1,392	-	-	-	-	4,159,959	-	4,161,351
Proceeds from sale of convertible Series B Preferred Stock	-	-	-	-	767,056	767	2,399,233	-	2,400,000
Issuance of restricted stock units	1,680,304	1,835	-	-	-	-	(1,835)	-	-
Stock-based compensation	-	-	-	-	-	-	1,427,731	-	1,427,731
Dividends	-	-	-	-	-	-	-	(2,067,749)	(2,067,749)
Net loss	-	-	-	-	-	-	-	(5,089,669)	(5,089,669)
Balance, December 31, 2023	35,248,308	$ 34,383	2,500,001	$ 2,500	767,056	$ 767	$ 53,058,279	$ (60,847,651)	$ (7,751,722)

The accompanying notes are an integral part of these consolidated financial statements.

HAWAIIAN BROS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended	
	December 31, 2023	December 25, 2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (5,089,669)	$(32,669,781)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Depreciation and amortization	5,739,110	5,653,298
Amortization of loan origination cost	101,380	45,225
Stock based compensation	1,427,731	1,130,635
Loss on lease termination	412,532	59,025
(Gain) loss on disposal of assets	(12,393,294)	294,512
Payments on liabilities held for sale	(1,162,525)	-
Noncash lease expense	341,523	3,753
Lease incentives received	1,000,000	-
Changes in operating assets and liabilities:		
Accounts receivable	(229,135)	1,522,703
Note receivable	(2,782)	-
Inventories	73,234	(56,292)
Other assets	216,195	(933,794)
Accounts payable	(3,026,702)	3,219,740
Accrued payroll and related liabilities	(2,618,470)	1,250,806
Accrued expenses and other liabilities	(273,502)	2,343,500
Contract liabilities	2,055,318	-
NET CASH USED IN OPERATING ACTIVITIES	(13,429,056)	(18,136,670)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(19,453,387)	(31,011,835)
Investment in intangible assets	-	(1,024,027)
Principal payments on note receivable	815,994	-
Insurance proceeds received	180,512	-
Proceeds from disposition of assets	32,557,260	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	14,100,379	(32,035,862)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	4,869,997	21,838,792
Payments on debt	(10,110,100)	(462,952)
Deferred financing costs	(105,573)	(66,711)
Payments on finance lease obligations	(933,221)	(2,698,677)
Proceeds from issuance of Common Stock, net of issuance costs	4,154,299	6,306,968
Proceeds from issuance of convertible Series A Preferred Stock	-	25,000,010
Proceeds from issuance of convertible Series B Preferred Stock	2,400,000	-
Payment of dividends	(2,067,749)	(1,665,754)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,792,347)	48,251,676
NET CHANGE IN CASH	(1,121,024)	(1,920,856)
CASH, BEGINNING OF YEAR	3,710,831	5,631,687
CASH, END OF YEAR	$ 2,589,807	$ 3,710,831

- 6 -
The accompanying notes are an integral part of these consolidated financial statements.

HAWAIIAN BROS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the fiscal year for:		
Interest	$ 6,470,271	$ 5,629,679
Non-cash investing and financing activities:		
Capital expenditures accrued in accounts payable and accrued expenses and other liabilities	$ 7,238,356	$ 3,811,961
Sale of assets in exchange for note receivable	$ 3,131,512	$ -
Other assets transferred to fixed assets	$ 1,226,230	$ -
Conversion of notes payable to common stock	$ 2,900,000	$ -
Conversion of trade payables to common stock	$ 208,442	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1   Nature of Operations

Hawaiian Bros Inc. (the Company) is a Delaware corporation that operates its business through wholly owned subsidiaries which include Hawaiian Bros LLC, a Missouri limited liability company (HBR), separate LLCs for each operating location, HBGC, LLC (HBGC) which was formed on December 6, 2021 for the purpose of administering the gift card program, and Hawaiian Bros Franchising, LLC, a Delaware limited liability company (Franchising) which was formed on February 9, 2022 for the purpose of administering franchise operations. The Company is a restaurant brand which operates between quick service and fast casual segments in the restaurant industry. The Company offers a traditional Hawaiian plate lunch in a modern Hawaiian-themed atmosphere which consists of chicken or pork served with rice and a side of macaroni salad or fresh cooked vegetables. Restaurants also offer side dishes, desserts, and beverages. The Company owns and operates limited-service restaurants in Kansas, Missouri, Illinois, Texas, and Oklahoma. At December 31, 2023, the Company owned and operated 28 restaurants, and had 20 restaurants operating in the franchise system.

Franchising, operates as a franchisor of quick service restaurant establishments offering the "Hawaiian Bros" concept. The franchise agreements are typically for 15 years and require the purchaser to pay an initial franchise fee for each location to be opened. Once the franchise begins operations, the Company typically charges a royalty and advertising fund fee of up to 6% and generally 3%, respectively, of the franchisee's gross sales as defined in the Franchise Disclosure Document. As of December 31, 2023, the Company had sold the rights to develop 133 franchise units under various franchise and development agreements. There were no franchise locations in operation as of December 25, 2022.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hawaiian Bros Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE 2   Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). References to ASC and ASU included hereinafter refer to the Accounting Standards Codification and Accounting Standards Updates, respectively, established by the Financial Accounting Standards Board (FASB) as the source of authoritative U.S. GAAP.

Fiscal Year

The Company operates on a fifty-two- or fifty-three-week fiscal year that ends on the last Sunday of the calendar year. Each fifty-two-week fiscal year includes thirteen four-week periods. Each fifty-three-week fiscal year includes twelve four-week periods and one five-week period with the extra week included in the thirteenth period. The Company's consolidated financial statements include fifty-three weeks and fifty-two weeks for the fiscal years ended December 31, 2023 and December 25, 2022, respectively.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Management's significant estimates and assumptions include estimates of the useful lives of property and equipment, discount rates used in the calculation of right-of-use assets and lease liabilities, and certain amounts recorded as accrued liabilities. Actual results could differ from those estimates.

Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash, accounts receivable, and note receivable. The Company places its cash with high credit quality financial institutions. At times, the Company maintains cash deposits at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts.

Accounts receivable consist primarily of amounts due from gift card retailers, amounts due from third-party delivery service providers, vendor rebates, and amounts due from franchisees. The majority of these receivables are due in 30 days or less from the transaction date. Concentrations of credit risk with respect to these receivables are limited due to the short-term nature of the receivables.

The Company's credit risk exposure from accounts receivable from franchisees depends on the credit quality, willingness, and ability of franchisees to pay. The financial condition of the franchisees is largely dependent upon the underlying business trends of the Company's brand and market conditions within the quick service restaurant industry. As of December 31, 2023, approximately 17% of accounts receivable was owed by a single franchisee. This concentration of credit risk is substantially mitigated by the short-term nature of the receivables.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair market value due to the short maturities of these instruments. The carrying amount of long-term debt approximates fair value as the interest rates are based on established market rates or variable referenced rates.

Reclassifications

Certain prior year amounts have been reclassified in the financial statements to conform with the current year presentation. These reclassifications had no impact on previously reported net loss.

Cash

As of December 31, 2023 and December 25, 2022, cash consists of cash on hand and cash on deposit with commercial banks. Amounts receivable from credit card companies are also considered cash equivalents as they are both short-term and highly liquid in nature.

Accounts Receivable

The Company holds accounts receivable throughout the year related to receivables for the sales of gift cards to third parties, third-party delivery services, vendor rebates, receivables from landlords for tenant improvement allowances and amounts owed by franchisees for royalties and advertising contributions. The third-party delivery companies typically pay receivables two weeks from delivery. Royalties and advertising fund contributions are assessed to franchisees on a weekly basis and collected the following week. If the Company sells on account, uncollateralized customer obligations due under normal trade terms require payment within 30 days from the invoice date. The Company evaluates its accounts receivable balance and establishes an allowance for credit losses, if required, based on a history of write-offs and collections and current credit and market considerations. There was no allowance for credit losses as of December 31, 2023 or December 25, 2022.

Note Receivable

On July 24, 2023, in conjunction with the sale of a Company-owned restaurant to a third-party franchisee, the Company became holder of a promissory note with a principal sum of $3,131,512 and an annual interest rate of 4.69%. Simultaneously with the promissory note, the issuer executed a security agreement granting a security interest to the Company in certain assets as defined in the security agreement. The promissory note has a maturity date of July 24, 2024. The Company has evaluated the promissory note, together with the related security agreement and expected payments to be made for the balance outstanding on December 31, 2023, and determined that no allowance for credit loss was necessary as of December 31, 2023. Related interest income is included in Interest expense, net on the consolidated statements of operations.

Inventories

Inventories consist of food, beverage, and packaging materials and are stated at the lower of cost or net realizable value. Cost has been determined on an average cost basis.

Other Current Assets

Other current assets consist primarily of prepayments for insurance, advance deposits to equipment vendors, rent, service contracts, and other operating expenses that are expected to be charged to operations during the next fiscal year.

Property and Equipment, Net

Property and equipment, net, are stated at cost, less accumulated depreciation and amortization. Construction in process costs, which are costs incurred for future locations, are included in Property and equipment, net. Depreciation of these amounts will begin when the assets are placed into service. Expenditures for major improvements that extend the useful lives of the related assets are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation and amortization of property and equipment are computed using the straight-line method over the following estimated useful lives of the assets:

Asset Type	Estimated Useful Life
Computer equipment	3 years
Furniture, fixtures and equipment	7 years
Autos	7 years
Leasehold improvements	Lesser of lease term or 10 years

In accordance with FASB ASC 360, *Property, Plant, and Equipment*, the Company periodically assesses the carrying value of property and equipment when events or circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is assessed by comparison of an asset's carrying value to the undiscounted future cash flows expected to be generated by the asset. The Company analyzes potential impairment of assets on a store-by-store basis. If the Company determines that an asset's carrying value is not recoverable, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the asset. No impairment losses were recognized for the years ended December 31, 2023 and December 25, 2022.

Other Assets

Other assets consist of certain intangible assets such as internet domain names and developed prototypes. Also included in other assets is a certain note receivable due from an employee related to income taxes paid by the Company on behalf of the employee for issuance of incentive units. The note is due and payable in one installment on or before the earlier of (a) December 31, 2025, (b) the date the incentive units are sold, or (c) the effective date of the employee's resignation.

Leases

The Company leases real estate, including land and buildings, for all Company-owned restaurants. Additionally, the Company is party to financing lease arrangements for certain equipment. The Company determines if an arrangement is a lease at contract inception. The Company does not record leases with an initial term of 12 months or less on its consolidated balance sheet but continues to record rent expense on a straight-line basis over the lease term. An agreement contains a lease if the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. At commencement, the Company classifies each lease as either an operating or finance lease. When determining the lease term, the Company includes option periods when it is reasonably certain that those options will be exercised. Right-of-use assets and corresponding lease liabilities are recognized upon lease commencement based on the present value of the lease payments over the lease term.

Operating lease payments are discounted using the Company's incremental borrowing rate, as the rate implicit in the Company's operating leases is not readily determinable. Subsequent reductions in the right-of-use asset and accretion of the lease liability for an operating lease are recognized as a single lease cost, on a straight-line basis, over the lease term. Most of the Company's operating leases require the Company to pay related executory costs which include property taxes, common area maintenance, and insurance. These executory costs are considered variable lease costs which are expensed as incurred and are excluded from the measurement of the lease liability.

Finance lease right-of-use assets are amortized on a straight-line basis over the lesser of the useful life of the leased asset or lease term. Finance lease payments are discounted at the rate implicit in the lease. Amortization expense and interest expense related to finance leases are included in depreciation and amortization expense and interest expense, net, respectively, in the consolidated statements of operations. Sale-leasebacks are transactions through which the Company sells certain assets, primarily equipment, at fair value and subsequently leases the equipment back. The resulting leases qualify and are accounted for as finance leases. Failed sale-leaseback transactions are classified as financing transactions and result in retention of the sold assets within Property and equipment, net and a corresponding financing obligation recorded as a component of long-term debt on the consolidated balance sheets.

Contract Liabilities

Contract liabilities represent a liability related to a revenue-producing activity for which revenue has not yet been recognized. The Company records contract liabilities when it receives consideration from a franchisee before achieving certain criteria that must be met for revenue to be recognized in conformity with U.S. GAAP.

Deferred Financing Costs

Deferred financing costs related to outstanding borrowings are classified to net against those debt liabilities for all periods presented. Deferred financing costs are amortized on a straight-line basis over the initial term of the respective loan, which approximates the effective interest method.

Restricted Stock

The grant date fair value of restricted stock is based on management's estimate of the fair value of the underlying unit on the date of issuance. The expense related to incentive units is recognized over the requisite service period which is generally 3 – 4 years from the date of grant.

HAWAIIAN BROS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") which prescribes a five-step revenue model as follows: identifying the contract with the customer; identifying the performance obligations in the contract; determining the transaction price; allocating the transaction price to the performance obligations; and recognizing revenue as the Company satisfies a performance obligation.

Company Restaurant Revenues
Revenues from the sale of food and beverage items by Company-owned restaurants are recognized as Company restaurant revenues when a customer purchases the food, which is when the Company's obligation to perform is satisfied. Company restaurant revenues are presented net of discounts (coupons, employee meals and complimentary meals) and related sales tax. Sales taxes collected from customers are included in Accrued expenses and other liabilities on the Company's consolidated balance sheets until the taxes are remitted to governmental authorities.

Franchise Revenues: Development Fees and Initial Franchise Fees
The Company's development and franchise agreements require certain upfront franchise fees such as initial fees for the development rights in specific geographical areas, fees paid upon opening a restaurant, or fees paid to renew the term of the franchise right. In applying the five-step revenue recognition model, the Company determined that the upfront franchise fees are interrelated with the franchise right granted for each individual Hawaiian Bros restaurant and are not individually distinct from the ongoing services provided to franchisees. As such, the franchise right granted represents a single performance obligation and all consideration received for the upfront fees is allocated to the franchise right.   Accordingly, initial franchise fees are recorded as contract liabilities when received and are recognized as revenues on a straight-line basis over the term of each respective franchise agreement satisfying the performance obligation, commencing when the related restaurant is opened.

The Company's performance obligations under development agreements with franchisees generally consist of obligations to grant geographic exclusive area development rights. These development rights are not distinct from franchise agreements, so upfront fees, typically $50,000 per location, paid by franchisees for exclusive development rights are deferred as contract liabilities and apportioned to each franchise agreement signed by the respective franchisees. The pro rata amount apportioned to each franchise agreement is recognized as revenue over the life of the agreement, typically 15 years, starting at the location opening date.

Franchise Revenues: Royalties and Advertising Fund Contributions
Royalties are typically billed and paid on a weekly basis and are usually 5% - 6% of Gross Sales. These fees represent the majority of the consideration received under the franchise agreements. Based on the application of the sales-based royalty exception within Topic 606, these fees are recognized as revenue when the related restaurant sales occur.

Franchising has established and administers an advertising fund for the purpose of enhancing the goodwill and public image of the "Hawaiian Bros" concept. Franchisees are required to make contributions to the advertising fund in the manner and at the rate set forth by the Company. These contributions are based on a percentage of sales and are generally 3% of Gross Sales. Based on the application of the sales-based royalty exception within Topic 606, these fees are recognized as revenue when the related restaurant sales occur.

Gift Cards

The Company's gift card program is administered by HBGC on behalf of Company-owned and franchise-owned restaurants. The Company records a liability in the period in which a gift card is issued, and this liability is the sole responsibility of that subsidiary. As gift cards are redeemed, the liability is reduced, revenue is recognized, and cash is paid to the redeeming restaurant.

The Company's gift cards do not have expiration dates and there is no deduction for non-usage fees from outstanding gift card balances. Historically, the majority of gift cards are redeemed within one year. In addition, a portion of gift cards are not expected to be redeemed and will be recognized as breakage over time in proportion to gift card redemptions (gift card breakage rate). The gift card breakage rate is based on Company and program specific information, including historical redemption patterns, and expected remittance to government agencies under unclaimed property laws, if applicable.

The Company evaluates the gift card breakage rate estimate annually, or more frequently as circumstances warrant, and applies that rate to gift card redemptions. Gift card liability balances are typically highest at the end of each calendar year following increased gift card sales during the holiday season; accordingly, revenue recognized from gift card liability balances is highest in the first quarter of each calendar year.

Food and Beverage Costs

Food and beverage costs include certain vendor allowances received in connection with the purchase of vendor's products and are recognized as a reduction of the related food and beverage costs as earned.

Labor and Benefits

Labor and benefits include salaries and wages, payroll taxes, and fringe benefit costs.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses predominantly include restaurant rent and utilities, related building and maintenance costs, supplies, and other operating costs incurred at the restaurant locations.

Advertising and Promotional Costs

The advertising fund administered by Franchising expenses advertising and promotional costs as incurred. The Company does not pay into the advertising fund for its corporate owned locations.

Expenditures of the advertising fund are primarily amounts paid to third parties but may also include personnel expenses and allocated costs. At each reporting date, to the extent contributions to the advertising fund exceed expenditures on a cumulative basis, the excess contributions are recorded in Accrued expenses and other liabilities. As of December 31, 2023, approximately $185,000 of excess contributions were recorded in Accrued expenses and other liabilities. There were no contributions to the advertising fund prior to December 25, 2022.

Advertising and promotional costs included in the consolidated statements of operations are approximately as follows for the fiscal years ended December 31, 2023 and December 25, 2022:

	2023	2022
Selling, general and administrative expenses	$ 2,307,000	$ 4,600,000
Pre-opening expenses and start-up costs	135,000	300,000
Total advertising and promotional costs	$ 2,442,000	$ 4,900,000

Pre-opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred. These costs are reported as pre-opening expenses and start-up costs in the accompanying statements of operations.

Income Tax

The Company accounts for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the future. The deferred tax asset is offset by a valuation allowance of the same amount reducing the deferred asset to zero.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a part of income tax expense.

ASC Topic 740, *Income Taxes*, clarified the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It is management's responsibility to determine whether it is more likely than not that a tax position will be sustained upon examination. As of December 31, 2023, no tax positions existed for which it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Vendor Concentrations

For the years ended December 31, 2023 and December 25, 2022 the Company made approximately 99% of its purchases of food and beverage items from one vendor. As of December 31, 2023 and December 25, 2022, the Company had one major vendor which made up approximately 39% and 34% of payables, respectively.

Recently Issued Accounting Guidance

On December 26, 2022, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with the current expected credit loss (CECL) methodology. The CECL model must be used to measure impairment on financial assets measured at amortized cost, which includes trade receivables and notes receivable. Expected credit losses for trade receivables and notes receivable are determined by estimating the amount and timing of payments to be received as payment for the balance outstanding as of the reporting period and applying those payments against the balance outstanding as of the reporting period until the expected payments have been fully allocated.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing the financial statements. The Company's consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the consolidated financial statements are issued.

The Company has evaluated subsequent events through April 16, 2024, the date the consolidated financial statements were available for issuance, and concluded that there were no additional events or transactions that need to be disclosed.

NOTE 3   Revenue Recognition

<u>Disaggregation of Total Revenues</u>
The Company recognizes revenues as the related performance obligations are satisfied. Company restaurant sales, franchise royalties and advertising contributions are generally recognized at the point in time the related sales occur. Development and franchise fee revenues are generally recognized over the related contractual period. The following table disaggregates revenues by the timing of recognition. The Company believes this disaggregation best reflects the extent to which the nature, amount, timing, and uncertainty of revenues and cash flows are impacted by economic factors.

	Fiscal Year Ended	
	December 31, 2023	December 25, 2022
Revenues recognized at a point in time:		
Company restaurant revenues	$ 86,930,602	$ 99,562,204
Royalty fees	1,538,824	-
Advertising fund contributions	977,302	-
Revenues recognized over time:		
Development and franchise fees	36,349	-
TOTAL REVENUES	$ 89,483,077	$ 99,562,204

One franchisee accounted for 88% of royalty fees and advertising fund contributions during the year ended December 31, 2023.

NOTE 4   Contract Liabilities

Contract liabilities include unamortized upfront fees received from franchisees. A summary of significant changes to the deferred franchise fees during 2023 is presented below:

	Deferred Franchise Fees
Balance at December 25, 2022	$ -
Increase due to cash received for new agreements	2,091,666
Revenue recognized during the period	(36,349)
Balance at December 31, 2023	$ 2,055,317

The following table illustrates contract liabilities expected to be recognized as revenue in the future related to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2023:

For the fiscal years:	
Partially satisfied performance obligations:	
2024	$ 71,999
2025	59,781
2026	59,781
2027	59,781
2028	60,931
Thereafter	518,045
Unsatisfied performance obligations	1,225,000
Total	$ 2,055,318

The timing of recognition of contract liabilities related to the unsatisfied future performance obligations associated with unopened restaurants at December 31, 2023 is not yet estimable due to the variability and uncertainty of franchisee openings. The Company anticipates commencing revenue recognition over the terms of the respective franchise agreements once the related restaurants are opened.

NOTE 5   Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2023 and December 25, 2022:

	2023	2022
Computer hardware and software	$ 328,501	$ 311,935
Leasehold improvements	34,603,284	29,676,358
Furniture, fixtures and equipment	17,624,548	16,039,102
Vehicles	23,473	23,473
Construction in process	3,606,377	6,951,309
Capitalized development cost	323,344	106,789
	56,509,527	53,108,966
Less: Accumulated depreciation	(10,410,127)	(6,219,420)
Property and equipment, net	$ 46,099,400	$ 46,889,546

Depreciation and amortization expense for property and equipment was approximately $5,739,000 and $5,653,000 for the years ended December 31, 2023 and December 25, 2022, respectively.

NOTE 6   Sale of Assets

On March 9, 2023, the Company executed a transaction which effectively sold assets held for sale as of December 25, 2022, consisting of 11 of its Company-owned restaurants located in the Dallas-Fort Worth, TX area to a third-party franchisee (Buyer) for cash consideration of approximately $26,400,000. Concurrently, the Buyer entered into franchise agreements with the Company to operate franchise locations. Accordingly, the Buyer paid the Company initial franchise fees and development fees of $550,000 and $225,000, respectively.

The net assets, included on the consolidated balance sheet at the lower of their carrying amount or fair value less costs to sell, as of December 25, 2022 consisted of the following:

Cash	$ 21,450
Property and equipment, net	15,287,524
Operating lease right-of-use assets, net	25,054,922
Operating lease liabilities	(27,857,663)
Finance lease right-of-use assets, net	2,676,324
Finance lease liabilities	(1,599,120)
Equipment financing	(370,375)
Total assets held for sale	$ 13,213,062

In a series of other transactions during the year ended December 31, 2023, the Buyer purchased 767,056 shares of Convertible Series B Preferred Stock for approximately $2.4 million from the Company and acquired 460,000 shares of Common Stock, representing approximately 1.19% of total shares of Common Stock outstanding as of December 31, 2023, through transfers of shares from existing shareholders. As a result, the Buyer owns approximately 3.19% of the Company's total outstanding equity as of December 31, 2023.

During the year ended December 31, 2023, the Company sold the net assets, primarily property and equipment, associated with three other restaurant locations to other third-party buyers who concurrently executed franchise agreements with the Company. Consideration consisted of approximately $9.3 million, including a $3.1 million note receivable.

The gains and losses associated with the sales of the locations, net of related selling costs, are included in Other operating (income) expense, net on the consolidated statement of operations for the year ended December 31, 2023.

NOTE 7   **Supplemental Balance Sheet Information**

	December 31, 2023	December 25, 2022
Accrued expenses and other liabilities:		
Accrued interest	$ 451,331	$ 470,460
Gift card liabilities	1,031,894	899,385
Sales, property, and other taxes payable	1,194,095	1,356,632
Other current liabilities	2,007,492	3,201,731
	4,684,812	5,928,208

	December 31, 2023	December 25, 2022
Gift card liabilities:		
Deferred gift card revenue	$ 1,691,038	$ 1,406,988
Deferred gift card discounts	(659,144)	(507,603)
Net gift card liabilities	$ 1,031,894	$ 899,385

The following table presents a rollforward of deferred gift card revenue for the fiscal years ended December 31, 2023 and December 25, 2022:

	2023	2022
Beginning balance	$ 1,406,988	$ 1,142,075
Activations	1,780,613	1,442,837
Redemptions and breakage	(1,496,563)	(1,177,924)
Ending balance	$ 1,691,038	$ 1,406,988

NOTE 8   Leases

The components of lease assets and liabilities on the consolidated balance sheets as of December 31, 2023 and December 25, 2022 and supplemental balance sheet information were as follows:

	Balance Sheet Classification	2023	2022
Assets:			
Operating right-of-use assets	Operating lease right-of-use assets, net	$ 54,001,960	$ 50,626,347
Finance right-of-use assets	Property and equipment, net	115,722	2,558,317
Total right-of-use assets		**$ 54,117,682**	**$ 53,184,664**
Liabilities:			
Current:			
Operating lease liabilities	Current portion of operating lease liabilities	$ 2,316,627	$ 2,259,417
Finance lease liabilities	Current portion of finance lease liabilities	9,171	966,246
Non-current:			
Operating lease liabilities	Operating lease liabilities, less current portion	58,233,752	53,168,660
Total lease liabilities		**$ 60,559,550**	**$ 56,394,323**

	2023	2022
Weighted average remaining lease term (in years)		
Operating leases	16.79	17.62
Finance leases	0.05	0.75
Weighted average discount rate		
Operating leases	5.26%	4.74%
Finance leases	-	18.40%

Future minimum lease payments as of December 31, 2023 were as follows:

For the fiscal years:	Operating Leases	Financing Leases
2024	$ 5,303,075	$ 9,171
2025	5,342,885	-
2026	5,410,660	-
2027	5,506,810	-
2028	5,487,139	-
Thereafter	66,114,099	-
Total future lease commitments	$ 93,164,668	$ 9,171
Less imputed interest	(32,614,289)	-
Net present value of lease liabilities	$ 60,550,379	$ 9,171

HAWAIIAN BROS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of lease cost for the fiscal years ended December 31, 2023 and December 25, 2022 were as follows:

	2023	2022
Operating lease expense		
Operating lease costs	$ 5,866,193	$ 6,266,623
Variable lease costs	1,365,430	916,985
Finance lease expense		
Amortization of right-of-use assets	316,477	892,903
Interest on lease liabilities	68,482	567,046
Total lease cost	$ 7,616,582	$ 8,643,557

Supplemental cash flow information related to leases for the fiscal years ended December 31, 2023 and December 25, 2022:

	2023	2022
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 5,016,536	$ 5,666,748
Operating cash flows from finance leases	48,076	567,046
Financing cash flows from finance leases	1,233,011	2,698,677
Right-of-use assets obtained in exchange for lease obligations		
Operating leases	$ 12,655,654	$ 79,010,818

NOTE 9   Debt Obligations

Debt obligations consisted of the following as of December 31, 2023 and December 25, 2022:

	2023	2022
Related party notes payable	$ 8,305,000	$ 6,655,000
2020 Notes, excluding related party portion	14,350,000	21,025,000
2021 Notes, excluding related party portion	430,600	585,600
Convertible debt	5,000,000	5,000,000
2022 Notes, excluding related party portion	11,900,000	14,070,000
Equipment financing	2,566,017	1,378,710
Short-term financing	1,499,345	3,476,756
Total debt	44,050,962	52,191,066
Less: unamortized loan cost	(113,461)	(109,269)
Less: current portion	(3,339,043)	(5,718,443)
Total long-term debt	$ 40,598,458	$ 46,363,354

April 2020 Note
In April 2020 the Company issued a note payable to a related party in the amount of $575,000. This note requires monthly interest payments with the principal due on the maturity date. In June 2023, the Company issued an amended and restated note which canceled $200,000 of the original principal and concurrently issued a subscription agreement for shares of common stock in the Company to the holder of the original note for a fair value of $200,000. The principal balance of the amended and restated note is $375,000 which bears interest at 12% and is due on April 1, 2024. The Company is currently negotiating an additional extension on this note.

2020 Notes

The Company engaged in an offering process, whereby it issued multiple two-year interest-only balloon notes ("2020 Notes"). The 2020 Notes are unsecured; however, they are guaranteed by certain of the Company's owners. During 2023, the Company exercised its right, on an individual basis, under certain 2020 Notes to extend the maturity dates for a two-year period. With the extended maturity dates, the outstanding principal balances on the 2020 Notes are due between September 2024 and June 2026. The interest rates on the individual notes increased 1% during the extension resulting in rates between 12.00% and 18.00%.

In April 2023, the Company paid $2,000,000 of principal on a certain 2020 Note that reached its initial maturity date. In June 2023, the Company paid $500,000 of principal on a certain 2020 Note to a related party.

In June 2023, the Company issued amended and restated notes for certain 2020 Notes which canceled $1,175,000 of the original principal and concurrently issued subscription agreements for shares of common stock in the Company to the holders of the original notes for a fair value of $1,175,000.

In July 2023, a related party assumed a certain 2020 Note from the original holder. This 2020 Note has a principal balance of $3,000,000 and bears interest at 18% per annum. This 2020 Note currently has an extended maturity date of February 3, 2025.

The related party notes payable balances as of December 31, 2023 and December 25, 2022 contained amounts associated with the 2020 Notes of $5,250,000 and $2,250,000, respectively.

2021 Notes

The Company engaged in a second offering process, whereby the Company issued multiple two-year interest-only balloon notes (2021 Notes). The 2021 Notes are unsecured; however, they are guaranteed by certain of the Company's owners.

In June 2023, the Company paid $100,000 of the principal balance on a certain 2021 Note prior to its maturity. There was no gain or loss recognized on the early extinguishment of this note. Concurrent with the partial principal payment, the Company canceled the remaining outstanding principal balance of $55,000 and issued a subscription agreement for shares of common stock in the Company to the holder of the original note for a fair value of $55,000.

The outstanding principal balances on the 2021 Notes are due between September 2024 and December 2025 with interest rates between 13.00% and 17.00% for the first 24 months of each applicable note and an additional 1.00% interest during any extensions. The related party notes payable balances associated with the 2021 Notes as of December 31, 2023 and December 25, 2022 were $1,750,000.

Convertible Note

On October 26, 2021, the Company issued a $5,000,000 convertible promissory note (Convertible Note) to an unrelated party. The Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners. The interest on the Convertible Note accrues at a rate of 8.00% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning the month following issuance. The Convertible Note will mature in October 2025, unless prepaid or converted to equity before the maturity date. At the election of the Convertible Note holder, all or part of the outstanding principal amount of the Convertible Note may be converted into shares of Common Stock at any time prior to the maturity date. The Convertible Note will be converted based on the outstanding principal balance divided by a conversion price of the lower of $8.36 per share or an adjusted conversion price to be determined if shares of Common Stock are issued below a market value of $250,000,000, other than issuances in connection with offerings pursuant to Regulation Crowdfunding. During the years ended

December 31, 2023 and December 25, 2022, no portion of the Convertible Note was converted to common stock.

2022 Notes

The Company issued an additional series of two-year interest-only bridge notes (2022 Notes). The 2022 Notes are unsecured; however, they are guaranteed by certain of the Company's owners. During 2023, the Company exercised its right, on an individual basis, under certain 2022 Notes to extend the maturity dates for a two-year period. With the extended maturity dates, the outstanding principal balances on the 2022 Notes are due between October 2024 and June 2026 with interest rates between 10.00% and 15.00%.

In June 2023, the Company paid $700,000 of the principal balance on a certain 2022 Note prior to its maturity. There was no gain or loss recognized on the early extinguishment of this note.

In June 2023, the Company issued amended and restated notes for certain 2022 Notes which canceled $1,420,000 of the original principal and concurrently issued subscription agreements for shares of common stock in the Company to the holders of the original notes for a fair value of $1,420,000.

The related party notes payable balances associated with the 2022 Notes as of December 31, 2023 and December 25, 2022 were $930,000.

Equipment Financing Agreements

The Company entered into multiple equipment financing agreements during 2022 ("Equipment financing"). These agreements are being re-paid in accordance with the terms outlined in each specified agreement over a period of 2 to 5 years with interest rates of between approximately 9% and 22%.

Short-term Financing Agreements

In June 2023, The Company entered into a short-term promissory note with a principal balance of $1,500,000 which bears interest of 10% per annum. Interest payments are due and payable monthly with a balloon payment of the outstanding principal due and payable on January 15, 2024. Subsequent to year end, the Company executed an equity agreement with the holder that effectively canceled the outstanding balance of the promissory note in exchange for the issuance of Preferred Stock.

During 2022, The Company also took out short-term financing, whereby the Company issued multiple short-term notes between October and December of 2022. These notes were re-paid weekly over a period of 36-40 weeks with annualized interest rates of between approximately 67% and 87%.

Debt issuance costs were approximately $113,000 and $110,000 for the years ended December 31, 2023 and December 25, 2022, respectively.

Maturities for debt obligations are as follows:

For the fiscal years ending:	Principal
2024	3,339,043
2025	7,008,291
2026	11,925,540
2027	21,778,088
Total	$ 44,050,962

NOTE 10   **Income Tax Provision**

The components of the provision for income taxes for the years ended December 31, 2023 and December 25, 2022 are as follows:

	2023	2022
Current income tax expense:		
Federal	$ 33,514	$ -
State	141,203	68,301
Total current income tax expense	$ 174,717	$ 68,301

The following table is a reconciliation of the statutory federal income tax rate to the effective rate reported in the consolidated financial statements for the years ended December 31, 2023 and December 25, 2022:

	2023	2022
Income tax expense (benefit) at federal statutory rate	$ (1,008,258)	$ (6,841,481)
State and local income taxes, net of federal tax benefit	(128,491)	(759,739)
Change in valuation allowance	1,680,406	8,091,200
Nondeductible expenses	21,000	3,332
Deferred re-measurement and other adjustments	(389,940)	(425,011)
	$ 174,717	$ 68,301

Significant components of the Company's deferred taxes as of December 31, 2023 and December 25, 2022 consisted of the following:

	2023	2022
Deferred income tax assets:		
Accrued expenses	$ 72,760	$ 636,262
Deferred revenue	260,257	-
Business interest limitation	3,248,681	1,782,943
Intangible assets	1,763,760	1,828,104
Charitable contribution carry-forward	-	2,604
Federal net operating losses	5,748,853	6,092,121
State net operating losses	1,020,579	682,679
Right of use asset	15,273,858	14,031,737
Total deferred tax assets	27,388,748	25,056,450
Less: Valuation allowance	(13,517,942)	(11,690,847)
Total deferred tax assets, net of valuation allowance	13,870,806	13,365,603
Deferred income tax liabilities:		
Property and equipment	(221,666)	(94,125)
Lease liability	(13,649,140)	(13,271,478)
Total deferred tax liabilities	(13,870,806)	(13,365,603)
Total net deferred tax asset (liability)	$ -	$ -

NOTE 11   **Stockholders' Deficit**

The Company's amended and restated its Article of Incorporation authorizes 50,000,0000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share, of which 5,000,000 and 1,500,000 shares are further designated as Series A Preferred Stock and Series B Preferred Stock, respectively. References to "Preferred Stock" means collectively the Series A Preferred Stock and Series B Preferred Stock.

On January 31, 2022, the Company sold 2,500,001 shares of Series A Preferred Stock, par value $0.001 per share, to an accredited investor at an offering price of $10.00 per share, for aggregate gross proceeds of $25,000,010 before the deduction of offering expenses, in a private placement pursuant to Rule 506(b) of Regulation D. The Series A Preferred Stock shareholder has priority liquidation rights over the Series B Preferred Stock shareholders and Common Stock shareholders.

On March 9, 2023, the Company sold 767,056 shares of Series B Preferred Stock, par value $0.001 per share, to an accredited investor at an offering price of $3.13 per share, for aggregate gross proceeds of $2,400,000 in a private placement pursuant to Rule 506(b) of Regulation D. The Series B Preferred Stock shareholders have priority liquidation rights over the Common Stock shareholders.

Dividends accrue on each share of Series A Preferred Stock at the rate of $0.80 per annum, payable on the first business day of each month. Dividends accrue on each share of Series B Preferred Stock at the rate of $0.1565 per annum, payable on the first business day of each quarter. The Company may not declare, pay, or set aside any cash dividends on any other class or series of capital stock unless all accrued Preferred Stock dividends have been paid. Each share of Preferred Stock can be converted to Common Stock at the election of the holder. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Preferred Stock will vote on all matters (including the election of directors) together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. Upon a liquidation, after payment or provision for payment in cash of the debts and other liabilities, the holders of Preferred Stock are entitled to receive, out of the remaining assets of the Company available for distribution, an amount equal to 80% of the original purchase price per share plus all accrued by unpaid dividends.

Undesignated Preferred Stock

Subject to receipt of a requisite consent, the Company's Board of Directors (the Board) may, without further action by the Company's common stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations, or restrictions thereof.

As of each year ended December 31, 2023 and December 25, 2022 there were no outstanding shares of Undesignated Preferred Stock.

Common Stock

Holders of Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by the Company's Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company.

Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Common Stock will have no cumulative voting rights.

As of December 31, 2023 and December 25, 2022, the outstanding shares of Common Stock were 35,248,308 and 31,687,114, respectively. Outstanding shares include certain shares of unvested restricted stock. The Company has 2,000,000 shares of Common Stock reserved for issuance as restricted stock.

NOTE 12   Restricted Stock

During the year ended December 25, 2022, the Company's Board approved the 2022 Long-term Incentive Plan (the Plan) which authorizes the granting of restricted Common Stock to employees, contractors, and outside directors of the Company. The Plan is administered by the Board and the Board has the authority to determine the amount of restricted Common Stock granted to any individual and the vesting period of such grants. The Board has designated 2,000,000 shares of Common Stock to be reserved for issuance under the Plan of which 496,689 shares remain available for issuance as of December 31, 2023.

Changes in restricted shares for the years ended December 31, 2023 and December 25, 2022 were as follows:

	Shares		Weighted-Average Fair Value
Unvested shares at December 27, 2021	707,154	$	0.48
Granted	222,327	$	8.62
Vested	(262,709)	$	4.26
Forfeited	(298,764)	$	8.45
Unvested shares at December 25, 2022	368,008	$	2.49
Granted	1,680,304	$	3.13
Vested	(583,535)	$	2.44
Forfeited	(389,848)	$	3.18
Unvested shares at December 31, 2023	1,074,929	$	3.26

The Company does not estimate forfeitures, rather, forfeitures are recognized as they occur. Stock-based compensation expense related to restricted Common Stock awards is recognized in accordance with graded vesting on a straight-line basis over the requisite service period for each award. Compensation expense of approximately $1,400,000 and $1,100,000 has been recognized in Selling, general, and administrative expense in the consolidated statements of operations for the years ended December 31, 2023, and December 25, 2022, respectively. At December 31, 2023, the total remaining unrecognized compensation cost related to unvested restricted Common Stock awards was approximately $3,400,000 and is expected to be recognized over a weighted average period of five years. The weighted average grant date fair value of the outstanding shares is $2.95 per share.

NOTE 13   Employee Benefit Plan

The Company sponsors a defined contribution employee benefit plan (401(k) Plan) that is available to employees, subject to certain eligibility requirements. The 401(k) Plan allows participating employees to defer the receipt of a portion of their compensation and contribute such amount to one or more investment options. The Company contributes a match of a certain percentage of the employee contributions to the 401(k) Plan. The Company matches 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Company matching contributions are immediately fully vested. Company contributions for the year ended December 31, 2023 totaling $128,000 and $155,000 were recorded in Labor and Selling, general and administrative expenses, respectively, within the consolidated statements of operations. Company contributions for the year ended December 25, 2022 totaling $76,000 and $105,000 were recorded in Labor and Selling, general and administrative expenses, respectively, within the consolidated statements of operations.

NOTE 14   **Related Party Transactions**

The Company maintains operating leases for six restaurants with a majority shareholder during 2023. The restaurants include locations in Texas, Kansas, and Missouri. The leases require payment of minimum annual rent, real estate taxes, insurance, and maintenance. All leases have 10-year minimum terms and contain renewal options. Related party lease and consulting payments were approximately $1,100,000 and $550,000 for the year ended December 31, 2023. Related party lease and consulting payments were approximately $1,500,000 and $559,000 for the year ended December 25, 2022. Related party lease and consulting payments are included in Occupancy and other operating costs and Selling, general and administrative expenses, respectively, in the consolidated statements of operations. Future minimum lease payments due to related parties are estimated to be approximately $6,200,000 as of December 31, 2023.

NOTE 15   **Commitments and Contingencies**

Litigation

The Company has risks of claims that arise in the ordinary course of our business. A number of these claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry. The Company is not currently aware of any potential claims that will have a material adverse effect on our financial position, results of operations or liquidity.